Exhibit 99.3

CONSENT OF EXPERT
FILED BY EDGAR

March 27, 2014

United States Securities and Exchange Commission

Re:	Entrée Gold Inc. – Form 20-F

I refer to the report entitled, “Technical Report 2013 on the Lookout Hill Property, Ömnögovi, Mongolia” with an effective date of March 28, 2013 (the “Report”) portions of which are summarized (the “Summary Material”)  in the Annual Report on Form 20-F for the year ended December 31, 2013 (the “Form 20-F”) of Entrée Gold Inc. (the “Company”).

I, the qualified person for the above referenced Report, hereby consent to the incorporation by reference in the Company’s Registration Statements on Form S-8 (Nos. 333-127062 and 333-182891) of the Summary Material concerning the Report  as set forth above in the Form 20-F.

Yours truly,

/s/ Bernie Peters
Bernie Peters, BEng, FAusIMM (201473)
Technical Director – Mining
OreWin Pty Ltd.